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Eva Budnik
April 21 at 5:45 AM ·

Hello Dear Friends! It's been in the works for a bit but nevertheless, here it is. We are coming to the US with this state of the art green building technology. I'm sharing this link with you before it becomes public.

Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



SYSTEM3E
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Invest in SYSTEM 3E COMPANY: Building has never been easier. The only dry-stack wall construction system in...

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Dayna Schultz Sarazin

SYSTEM 3E
Sponsorowane ·

Building has never been easier. The only dry-stack wall construction system in the world.

Testing the waters legal disclosure. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



SYSTEM3E WEFUNDER

Our crowdfunding campaign is LIVE!

Join the greatest European patents and help us bringing our game-changing technology into your country.

wefunder.com/system.3e.company

WEFUNDER.COM

Americans can't wait any longer!
Invest in SYSTEM 3E

Dowiedz się więcej


SYSTEM3E
WEFUNDER
Invest in patented SYSTEM3E technology
Invest now

SYSTEM 3E
Sponsorowane ·

SPONSOROWANE

Invest in SYSTEM 3E

Building has never been easier. The only dry-stack wall construction system in the world.

Testing the waters legal disclosure. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dowiedz się więcej

SYSTEM 3E
739 followers
Promoted

First 50 investors, that saw great potential in SYSTEM 3E

Testing the waters legal disclosure. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


SYSTEM3E
— Achievement unlocked —
first 50
investors!
Welcome to the 3E family!

First 50 investors, that saw great potential in SYSTEM 3E!

wefunder.com

SYSTEM 3E
739 followers
Promoted

The only proper way to launch ourselves into a new week of hard work, is to plunge into monday with a success! Informations about our **Wefunder** campaign were featured in **Nasdaq** news section. It is not common, that efforts of european companies are seen by one of the most important, financial institutions of the world.

Share with us informations, about your monday achievements.

#work #success #crowdfunding #nasdaq #finance #vc

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.
No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Innovative European Building Company Aims to Transform and Revolutionize American Housing Market

nasdaq.com

Tomasz Korowczyk and 7 others — 1 share

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DOM3E

SYSTEM3E

SYSTEM 3E @System3e · Jul 26

#Wildfires in #California are getting worse each year. The prices of #lumber will sky rocket again, making new houses less accessible than they already are!
The solution to this problem - @System3e
more info:



SYSTEM3E
Advantage thanks to technology

wefunder.com

Invest in SYSTEM 3E COMPANY: Building has never been easier. The on...

Building has never been easier. The only dry-stack wall construction system in the world.

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1 1

SYSTEM3E

SYSTEM 3E @System3e · 1h

Important legal disclosure:
help.wefunder.com/testing-the-wa...

SYSTEM3E

SYSTEM 3E @System3e · Jul 8

📝According to report published by @McKinsey, the #construction industry is ripe for disruption. It needs #new and #innovative materials. SYSTEM 3E with its low carbon footprint and its cost efficiency is a perfect solution.

Find out more about @System3e: bit.ly/3bCcBrT

materials represent a $1 trillion global industry; materials usually account for mc
total cost of projects. Traditional materials such as concrete, cement, and asphal
of this demand. But new and better construction materials are also required due
rends:

Green construction. There is an immense push to adopt materials and
echnologies with lower carbon footprints.

Cost efficiency. Given substantial cost pressures, there is a need for
structural change in the choice of materials, in addition to incremental lean
efforts.

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SYSTEM3E

SYSTEM 3E @System3e · 1h

Important legal disclosure:
help.wefunder.com/testing-the-wa...

SYSTEM3E

SYSTEM 3E @System3e · Jul 11

Hey #investors, if you're looking for some information about our plans - check out @Nasdaq news section!



nasdaq.com

Innovative European Building Company Aims to Transform and Revoluti...

European construction technology company, announces plans to build factory in the United States, bringing first-of-its-kind innovation to the ...

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SYSTEM3E

SYSTEM 3E @System3e · 36s

Important legal disclosure:

help.wefunder.com/testing-the-wa...

SYSTEM3E

SYSTEM 3E @System3e · Jul 7 ···

A unique trait of SYSTEM 3E is the mortar free connection of elements, the walls of the house are built like Lego blocks, using a "click-click" method. Join our investor group and together we will bring this innovation to US.
bit.ly/3bCcBrT
#eco #innovation #investor



SYSTEM3E
Advantage thanks to technology

wefunder.com
Invest in SYSTEM 3E COMPANY: Building has never been easier. The on...
Building has never been easier. The only dry-stack wall construction system in the world.

Promote

SYSTEM3E

SYSTEM 3E @System3e · 42s ···

Important legal disclosure:
help.wefunder.com/testing-the-wa...


SYSTEM3E

Building technologies of the future, an opportunity for the U.S. construction market.

Digitization of processes and services, autonomous cars, smartphones with enormous computing power or smart medication. Everything that a dozen or so years ago seemed to be science fiction is now at your fingertips. In the last 20 years, almost every market segment has made a huge technological leap forward. The construction segment has not. This European company presents an innovation that may change the construction market forever.

The Hoover Dam, Lake Pontchartrain Causeway or Burj Kalifa were created due to the invention of concrete. This construction material was the last great innovation of the 1920s, when the Swede Axel Ericsson developed the technology for obtaining cellular concrete. Thanks to him, civil engineering projects developed on an unprecedented scale and overshadowed everything else that humanity had previously built. At the same time, the technology for building single-family houses did not make such a spectacular leap.


SYSTEM3E
2022

SYSTEM 3E is a **European technology** for construction of buildings, enabling quick construction of durable and ecological houses. The material of SYSTEM 3E elements is **perlite, a natural volcanic rock**, commonly found in the USA and around the world. The United States owns nearly 15% of the world's perlite deposits. It is mined in Arizona, California, Idaho, Nevada, New Mexico and Oregon.

"Demand for homes in the U.S. is huge, and in 2021 alone, house prices rose by 17%. These results are not only our motivation, but a real business opportunity to become active on the American market" - emphasizes



Dariusz Lewandowski
CEO SYSTEM 3E

This innovative European construction company plans to build a factory in the USA and shake up the market of traditional materials.

The company's technological solutions are **protected by patent law on key global markets, including the U.S.** The international debut has already happened: houses built in SYSTEM 3E technology are built in Sweden, Spain, the Netherlands and Great Britain. There are already over 110 houses made of SYSTEM 3E perlite elements in the world and more are under construction. The company regularly presents its innovative product at the largest industry events. Events in Las Vegas, London and Brussels are just a few of the market fairs where SYSTEM 3E showcased their new solution for the construction market.

In order to meet the challenges of the huge potential of the American market, the company decided to offer interested investors the opportunity to invest. The company plans to construct a 3E element factory in the United States as early as 2023. Ultimately, the factory will produce approx. 2 million elements per year, which will allow the construction of up to 1,000 houses per year. You can join the group of the company's investors via the **WeFunder** website.

INVEST IN SYSTEM 3E TECHNOLOGY

Join the greatest Polish patents and help us bringing our game-changing technology into your country.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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